

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Greg Adams
Chief Operating Officer and
Chief Financial Officer
Green Earth Technologies, Inc.
10 Bank Street, Suite 680
White Plains, NY 10606

> **Re:** **Green Earth Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2011**
> **File No. 333-173455**

Dear Mr. Adams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 13

1. We note your disclosure under this heading, along with your risk factor disclosure on page 10 that "[t]rades of [y]our common stock are subject to the 'penny stock' rules promulgated by the SEC." The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made by an issuer of penny stock with respect to its business or operations. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. To the extent that you are an issuer of penny stock, as defined in Rule 3a51-1 of the Exchange Act, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it affords do not apply to statements made with respect to your business or operations.

The Lincoln Park Capital Transaction, page 13

2. We note your disclosure on page 14 that "assuming a share price of $0.38 (the closing price of our common stock on April 1, 2011), we would only be able to raise $7,600,000 by issuing 20,000,000 shares, which may impair our ability to grow the business or we may have to seek alternative financing arrangements that may be on less attractive terms." Please update this disclosure as of the most recent practicable date. In addition, please provide similar disclosure in your prospectus summary under the heading "The LPC Transaction."

Item 16. Exhibits and Financial Statement Schedules, page II-4

3. Please file as material contracts the fully executed copies of the Purchase Agreement and Registration Rights Agreement that you entered into with Lincoln Park Capital Fund, LLC as referenced in your prospectus. These agreements should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K. We note that you filed the unexecuted copies of these agreements, and omitted the schedules and exhibits referenced therein, under cover of Form 8-K on March 11, 2011.

Exhibit 5.1

4. Please have counsel revise its opinion to reflect, or supplementally confirm to us in correspondence uploaded on EDGAR, that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes all reported judicial decisions interpreting the DGCL.

Item 17. Undertakings, page II-5

5. Please delete the undertaking set forth in paragraph (b) on page II-6 as inapplicable to your registered offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joel J. Goldschmidt, Esq.
        Morse, Zelnick, Rose & Lander, LLP (via facsimile at (212) 838-9190)